Mail Stop 6010

							April 20, 2006


Via U.S. Mail and Facsimile (212)-244-0806

Joseph Feldschuh, M.D.
President and Principal Executive Officer
Daxor Corporation.
350 Fifth Avenue
Suite 7120
New York, New York 10118

	Re:	Daxor Corporation
		Form 10-K as of December 31, 2005
		Filed April 18, 2006
		File No. 001-09999

Dear Dr. Feldschuh:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K as of December 31, 2005

Item 7.  Management`s Discussion and Analysis, page 21

Results of Operations, page 21

1. Please expand to describe why Cryobanking revenues increased by 40% between 2004 and 2005. In general, MD&A should identify and describe reasons for material changes in financial statement items.
For guidance refer to S-K Item 303 and FR-72.
2. Under operating expenses, please add discussion clearly
addressing
the reasons for the 13% increase in operating expenses between
2004
and 2003.

Critical Accounting Policies, page 22

Use of Estimates, page 24

3. Please make full disclosure about the pension plan referred to in the second sentence. Refer to SFAS 132(R).

Item 7A.  Quantitative and Qualitative Disclosure about Market
Risk,
page 26

4. We see the various charts presented under this item; however, the information does appear to comply with the requirements of S-K Item
305. While we will not object to the information presented, please expand to also present the quantitative disclosures about market risk required by that Item. S-K Item 305 provides for three presentation alternatives. Those alternatives, as further described in the Regulation are (1) tabular disclosure, (2) sensitivity analysis and
(3) value at risk. Please select one of the alternatives and present the required information. Please note that the quantitative disclosures should include the investments and any related derivatives, such as puts, calls and shorts.
5. Please clarify why Graph 6 indicates that expenses for 2005 are estimated.


Item 8.  Financial Statements and Supplementary Data, page 30

Consolidated Balance Sheets, page 32

6. We understand that you are now marking put and call options to
market at each balance sheet date.   Please confirm that the
caption
"deferred option premiums" represents the fair market value of those positions as of each balance sheet date. If it does, please re-caption this item to be more descriptive. A caption such as "put and call options, at fair market value" might be appropriate. If this caption has not been marked-to-market please explain and identify for us where the mark-to-market adjustment is included in the balance sheet.

Consolidated Statements of Income, page 33

7. In light of your losses, please re-title this statement to "consolidated statements of operations."
8. Please expand Note (a) to explain why you are unable to generate segment data for 2003.

Consolidated Statements of Cash Flows, page 34

9. Under SFAS 95, borrowings are financing activities. Please reclassify or provide us support in the literature for classification of this activity as investing.
10. Please expand to Note (1) to explain why you are not able to provide the disaggregated disclosures about investments and borrowings that are required by SFAS 95.

(1) Business and Significant Accounting Policies, page 36

Significant Accounting Policies, page 36

11. We see that you have attempted to provide segment data on the face of the income statement. However, that presentation does not fully comply with the requirements of SFAS 131. In that regard, please expand to provide measures of segment profits and assets. Also ensure that you have provided any other relevant disclosures called for by paragraphs 26 through 32 to SFAS 131.
12.
Please add a caption that distinctly addresses the accounting policies for puts, calls and shorts.

Reclassifications and Restatements, page 39

13. Please expand the narrative description on page 40 to quantify the affect on net loss of each of the three items for each income statement period.
14. It appears that the rent matter does not impact 2003 because there is no adjustment to revenue for that year. Please tell us and disclose why it was not necessary to restate 2003 for this matter.
15. You should provide a clear and comprehensive road map between the balances "as originally reported" and the balances "as restated." The disclosure should separately identify and quantity the amounts of each restating and reclassifying adjustment and should provide an explanation of the reasons for each adjustment. In that regard, please revise for the following:
* Insert columns to the balance sheets and income statements presented on pages 41 and 42 that provide a clear roll-forward from the original to the restated balances.
* Present each restating and reclassifying adjustment in self-balancing form and identify each adjustment with an identifying key, such as a letter or number.
* For each identified adjustment, expand to provide explanation of the nature of and reasons for each item. Those explanations should be clearly traceable to the balance sheet and income statement roll-forwards.

Please make similar revisions to the MD&A disclosures about the restatements and reclassifications.

Note 15, Selected Financial Data, page 48

16. Please provide the quarterly data required by Item 302(a) to Regulation S-K. Please note that this information, when furnished, should include clear and complete reconciliation from "as reported" to "as restated" balances.

Item 9A.  Controls and Procedures, page 49

17. Under S-K Item 307 you must make clear and unequivocal disclosure about the effectiveness of disclosure controls and procedures. That disclosure must clearly state whether disclosure controls and procedures were or were not effective. Your disclosure fails to express any conclusion. Please revise to address your officers` conclusion regarding the effectiveness of disclosure controls and procedures. The errors in prior financial statements and the inability to timely comply with long-standing disclosure requirements for several financial statement items strongly suggests that disclosure controls and procedures are not effective as of December
31, 2005.
18. We see that your principal executive officer and principal financial officer have evaluated disclosure controls and procedures as of a date within 90 days before the filing date of the annual report. Please revise to disclose management`s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, Release No. 33-8238.
19. As a related matter, you should fully describe the nature of any material weaknesses in internal control, including detailed and specific disclosure about remediation efforts. Given the restatements and the inability to generate certain information in a timely manner, it strongly appears that you should identify the matters described in the second paragraph as material weaknesses. You should also expand that paragraph to describe or refer to a description of the errors and other disclosure deficiencies that arose from the identified weaknesses and to provide detailed explanation of the steps and status of your remediation efforts.
20. Please revise to clearly and fully disclose any changes to internal control over financial reporting that occurred during the fourth quarter that have materially affected or are reasonably likely to materially affect internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact
Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

							           Sincerely,



							           Gary Todd
					             	           Reviewing
Accountant
Joseph Feldschuh, M.D.
Daxor Corporation
April 20, 2006
Page 6